Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 1, 2007, relating to the consolidated financial statements and financial statement schedule of Ferro Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph concerning the adoption of new accounting standards) and of our report on internal control over financial reporting dated March 1, 2007 (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting), appearing in the Annual Report on Form 10-K of Ferro Corporation for the year ended December 31, 2006.
/s/ Deloitte & Touche LLP
Cleveland, Ohio
March 6, 2007